Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.

SHAREHOLDER LETTER, SUMMER 2015

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed its 2014-2015 fiscal year on May 31, 2015. Sales for 2015 were $30,589,266, an all time record, compared to $20,011,228 in 2014. Net income was $2,174,948 for 2015, up substantially from the previous year’s net income of $1,131,212.

Sales and income show the effects of Taylor Devices’ new manufacturing facilities during this fiscal year. Fourth quarter shipments were at an annualized rate of $43 million, indicating that the Company is poised for continued growth.

Taylor Devices’ firm sales order backlog at year’s end was $25.2 million, compared to $24.6 million at the end of our 2014 fiscal year.

FOURTH QUARTER	F/Y 14-15	F/Y 13-14
SALES	$10,766,451	$5,303,755
NET INCOME	$886,575	$401,290
EARNINGS PER SHARE	26₵	12₵

FISCAL YEAR	F/Y 14-15	F/Y 13-14
SALES	$30,589,266	$20,011,228
NET INCOME	$2,174,948	$1,131,212
EARNINGS PER SHARE	64₵	34₵
SHARES OUTSTANDING	3,363,664	3,342,816

ITEM: NEW ORDERS - SEISMIC / WIND

The following new orders for seismic and wind dampers were received during the past quarter:

■	Guatemala University Building - Guatemala
■	555 Capitol Mall Building – Roseville, CA
■	Today’s Fresh Start Charter School – Inglewood, CA
■	Horing Ju-Beiton Building – Taiwan, ROC
■	Shengxing Jinghua Building – Taiwan, ROC
■	Yuanfu Sanchong Building – Taiwan, ROC

ITEM: NEW ORDERS – AEROSPACE / DEFENSE

■	Machined Springs for Military Cargo Aircraft – The Company has recently received a major follow-on order for more than 1,300 pieces of this high capacity specialty spring for the cargo loading system on an aircraft currently in production.
■	Aircraft Carrier Catapult Shock Absorbers – The last major order for this shock absorber for the Nimitz Class Aircraft Carrier was during the first Gulf War, circa 1991. The shock absorber catches the high speed catapult shuttle which launches aircraft from the carrier. The order received is for replacement units for approximately 1/3 of the U.S. carrier fleet.
■	European Machine Gun Mounts – A major European nation has developed a new machine gun mounting for air-sea-land use. We recently received our first production order for 1,200 sets of recoil shock absorbers for this new weapon, in addition to a follow-on contract for 150 ship sets of the U.S. version of this shock absorber.
■	Missile Canister Isolators – The U.S. Navy has placed a major follow-on order for Taylor Devices’ Tension-Compression Shock Isolators for the SM2 and SM3 series of shipboard missiles, known generally as the Standard Missile. The new order is for 150 sets of this product, 600 pieces total, to be manufactured in 2016.
■	U.S. Navy Electronics Cabinet Isolators – This order is for Taylor Devices’ Tension Compression Shock Isolators used inside the electronics cabinets. The new order is for isolators to equip 58 cabinets for surface ships.

ITEM: SPACE TECHNOLOGY HALL OF FAME INDUCTION CEREMONY

The 31ST Space Symposium was held from April 12 – 16, 2015 at Colorado Springs, CO. This major conference had over 11,000 in attendance from 25 countries with more than 150 exhibitors. Vice- President Richard Hill and I attended the symposium, where Taylor Devices’ Seismic Dampers were inducted into The Space Technology Hall of Fame, along with my personal induction as the originator of the Taylor Devices’ Seismic Damper. Despite an unexpected snow storm, we were kept busy with numerous interviews about our products and the award, plus we had an opportunity to discuss contractual items with some of our major aerospace customers. As an added bonus, shortly after this symposium ended, the Company received a mid-six figure contract for some modified seismic dampers that will be used to reduce wind motions on a new launch tower for one of the firms competing for cargo launches to the International Space Station.

The Company’s Seismic Dampers evolved from projects previously produced for both NASA and the U.S. Military. The most unique aspect of this patented design is that no unreliable valves or similar moving parts are required to handle fluid velocities inside the damper in excess of 1,000 mph during a major earthquake. The development of what is now termed the Fluidic Control Orifice was originally an outcome from an early 1960’s NASA project to develop what was essentially a hydraulic computer. Recall that in the 1950’s – 1960’s electronic computers were extremely large in size and typically used hundreds of vacuum tubes in the period before transistors, much less the integrated circuit or the computer chip, existed. Although the hydraulic computer project ended with the coming of reliable transistors to the marketplace, the Fluidic Control Orifice system was incorporated into products used on the Space Shuttle program. Subsequently, these basic products evolved into today’s Taylor Devices’ Seismic Dampers.

As an added benefit of being included in The Space Technology Hall of Fame, the Company has recently received recognition of our Seismic Dampers as a Certified Space Technology by The Space Foundation in cooperation with NASA. The Space Certification signifies that the product’s technology originated from Space Program applications and will be of great help during sales presentations to building owners.

More information on Taylor Devices’ Induction into The Space Technology Hall of Fame can be seen at the following web links:

Video Presentation:

https://www.youtube.com/watch?v=zdLZY9bpS_Y

News Release – Space Foundation

http://www.spacefoundation.org/media/press-releases/chronos-vision-and-seismic-damper-technologies-are-2015-space-technology-hall

News Release – NASA

http://spinoff.nasa.gov/features/taylor.html

ITEM: NEXT SHAREHOLDER MAILING

Our next Shareholder mailing will be the Notice of Annual Meeting of Shareholders. You should be receiving your mailing in September.

By: /s/Douglas P. Taylor

Douglas P. Taylor

President